UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-38813

Highest Performances Holdings Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Sales of Shares in AIFU Inc.

On May 6, 2025, Highest Performances Holdings Inc. (the “Company”) sold 2,353,617 American Depositary Shares (“ADSs”), representing 47,072,340 Class A ordinary shares of AIFU Inc. (“AIFU”), in open market transactions at a weighted average price of US$0.2215 per ADS (equivalent to US$0.0111 per Class A ordinary share), for an aggregate consideration of approximately US$521,284.29. (the “Open Market Transactions”).

On May 8, 2025, the Company entered into share purchase agreements (the “Agreements”) with four unaffiliated third-party investment firms (the “Purchasers”), pursuant to which the Company transferred an aggregate of 397,418,628 Class A ordinary shares of AIFU to the Purchasers. Under the Agreements, the Purchasers acquired 103,589,069, 100,247,486, 99,704,479, and 93,877,594 Class A ordinary shares, respectively, at a purchase price of US$0.00873 per Class A ordinary share (equivalent to US$0.1746 per ADS), representing the closing price of AIFU’s ADSs on the trading day immediately preceding the execution of the Agreements (the “Private Share Transfer”). The total consideration for the Private Share Transfer is approximately US$3,469,464.

Following the completion of the Open Market Transactions and the Private Share Transfer, the Company holds 147,109,820 Class A ordinary shares and 510,000,000 Class B ordinary shares of AIFU, representing approximately 30.5% of AIFU’s total issued and outstanding ordinary shares and 50.6% of its total voting power.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Share Purchase and Sale Agreement dated May 8, 2025, between Highest Performances Holdings Inc. and each of Great Name Group Limited, American Magpie News Company Limited, Innovation Global Financial Group Limited and QT Management Company Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.
Date: May 8, 2025
	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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